Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE ANNOUNCES CONSUMER CHOICE AWARD

Envision Online Media wins prestigious award for business excellence

Toronto, Ontario – May 9, 2012 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions is pleased to announce that its portfolio company, Envision Online Media Inc. (“Envision”) has received a Consumers Choice Award.

As previously announced, Northcore has acquired Envision, an Ottawa based software development company and Microsoft Partner. Envision has been one of the most respected boutique solutions providers in the National Capital Area for over a decade and brings a complementary product and skill set to Northcore.

The Consumer Choice Award for Business Excellence was received in the category of Internet Web Design and was the result of a sophisticated polling process.  The research was undertaken by the largest independent Canadian-owned research company, Léger Marketing.

The Consumer Choice Award Group is unique in that it is the only organization in North America to recognize business excellence by conducting research that surveys both the consumer and business community with statistical accuracy.

“We have been very impressed with Todd Jamieson and his team,” said Amit Monga, CEO of Northcore Technologies.  "This award provides further evidence of the superior level of customer service that is the standard practice at Envision.  The focus on client satisfaction is one of the core values we share as an enterprise and was an important factor in our acquisition."

Further disclosure on Envision's portfolio and capabilities can be found on their web presence located at www.envisiononline.ca.

Northcore develops solutions to support the evolving needs of industry and provides comprehensive platforms for the management of capital equipment and the implementation of social commerce business models.  These products are proven, effective and in use by some of the world’s most successful corporations.

Companies interested in effective software solutions should contact Northcore at 416-640-0400 or 1-888-287-7467, extension 395 or via email at Sales@northcore.com.

Northcore Announces Consumer Choice Award

About Northcore Technologies Inc.

Northcore Technologies provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle. Northcore’s portfolio companies include Envision Online Media Inc., a specialist in the delivery of content management solutions.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE and holds a substantial intellectual property portfolio.

For more information, visit northcore.com.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com